Exhibit 99.1

Hi everyone,

My name is Max Howard and I am the Transaction Manager here at Masterworks.

We are happy to announce a new offering, a painting by the Brooklyn based pop-artist, KAWS. Beginning his career as a graffiti artist, KAWS has developed a unique visual language, incorporating features of animation, advertisement and fine art.

In 2021, the Brooklyn Museum opened “KAWS: WHAT PARTY,” a comprehensive survey show, featuring over 100 works and several new pieces. The same year, KAWS’ auction turnover totaled $31 million, ranking him among the top 70 of all artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 140 examples of KAWS’ works from around the world, many of which are priced in excess of $1 million.

The untitled work was completed by KAWS in 2013. The small-scale piece depicts a closely cropped, abstracted image of the artist’s recurring subject KAWSBob. The simplified detail, crisp lines and saturated colors, blur the distinction between fine art and mass media, creating a universal piece reminiscent of Pop artists like Andy Warhol and Roy Lichtenstein.

As of January 2023, examples similar in scale and composition to the Painting have sold in excess of $250,000 at auction. These examples include: “Urge (KUA9)” (2020), which sold for $810,000 at Christie’s, New York in November of 2021, and “KAWSBOB” (2008), which sold for $420,000 at Sotheby’s, Hong Kong in April of 2021.

Between February 2016 to November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 26.5%. Between March 2009 to September 2022, the record auction price of KAWS’ works has grown at a compound annualized rate of 92.2%.